RNS Director/PDMR Shareholding DIRECTOR/PDMR SHAREHOLDING UNILEVER PLC Released 17:35:04 15 December 2022 RNS Number : 9106J Unilever PLC 15 December 2022 Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Nelson Peltz 2 Reason for the notification a) Position/status Non-executive Director, Unilever PLC b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary shares GB00B10RZP78

b) Nature of the transaction Transfer of shares between accounts in the name of the same person (certain funds managed by Trian Fund Management, L.P. transferring shares between brokerage accounts). These transfers do not affect the number of shares held by Trian or the funds it manages. c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £00.00 12,708,691 e) Aggregated information - Volume - Total 12,708,691 £00.00 f) Date of the transaction 13 December 2022 g) Place of the transaction Outside a trading venue This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END DSHGPGUWPUPPGMA London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2023 London Stock Exchange plc. All rights reserved.